Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

First Quarter 2017

Revenue

First quarter 2017 revenue increased 14.3% to $115.3 million from $100.9 million in the same quarter of 2016. The increase was driven by growth in all geographical regions partially offset by $1.7 million from changes in the foreign currency exchange rates (“FX”), mainly driven by the weakening of the Euro/U.S. Dollar exchange rate.

Geographical Revenue Breakdown	Three Months Ended
	March 31, 2016	March 31, 2017	Increase	Increase
	In Millions USD			%
Western Europe	$62.6	$70.0	$7.4	12%
The Americas	22.9	25.6	2.7	12%
Asia-Pacific	8.8	12.2	3.4	38%
Central & Eastern Europe, Middle East, Africa	6.6	7.5	0.9	15%
Total	$100.9	$115.3	$14.4	14%

The following table sets forth each region’s contribution to total revenue and a comparison with the first quarter 2016 (by percentage):

Region	Portion of the revenue in three months ended
	March 31, 2016	March 31, 2017
Western Europe	62.0%	60.7%
The Americas	22.7%	22.2%
Asia-Pacific	8.7%	10.6%
Central & Eastern Europe, Middle East & Africa	6.6%	6.5%
Total	100.0%	100.0%

The increase in revenue from Western Europe was primarily driven by Germany, France and Switzerland. In the Americas, revenue increased in Canada and the US, in Asia-Pacific the growth was driven by Japan and Australia and in CEMEA, the growth was driven by the Czech Republic and Israel.

Sparkling water maker unit sales increased 34% to 770,000 compared to 575,000, CO2 refill unit sales increased 12% to 7.6 million compared to 6.8 million and flavor unit sales decreased 2% to 5.2 million compared to 5.3 million in the same period in 2016.

Gross Margin

Gross margin increased to 52.7% compared to 50.7% for the same period in 2016. The 200 basis points increase reflects our continued production optimization, the leveraging of our fixed infrastructure for increased production volume and the introduction of the higher margin “Fizzi” machine, partially offset by a higher portion of sparkling water makers in the product mix and changes in FX compared to the same period in 2016.

Sales and Marketing

Sales and marketing expenses were $34.8 million, or 30.2% of revenue, compared to $32.7 million, or 32.4% of revenue, in the same period in 2016. The increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses partially offset by decrease in other sales and distribution expenses.

1

Advertising and promotion expenses increased $2.9 million to $16.4 million, or 14.2% of revenue, compared to $13.5 million, or 13.4% of revenue, in the same quarter 2016. Other selling and distribution expenses decreased 3.7% to $18.4 million, or 16.0% of revenue, from $19.2 million, or 19.0% of revenue, in the same period in 2016.

General and Administrative

General and administrative expenses decreased 5.2% to $10.0 million, or 8.7% of revenue, from $10.6 million, or 10.5% of revenue in the same period in 2016. The decrease was mainly due to lower share-based payment expenses.

Operating Income

Operating income increased 100.3% to $15.9 million, or 13.8% of revenue, compared to $7.9 million, or 7.9% of revenue, in the first quarter of 2016. Operating income was negatively impacted by approximately $2.0 million due to changes in foreign currency exchange rates.

Tax Expense

Tax expense was $2.2 million with an effective tax rate of 12.9%, compared to $0.9 million with an effective tax rate of 13.1% in the same period in 2016.

Net Income

Net income was $14.7 million, or $0.66 per diluted share, based on 22.3 million weighted shares outstanding, compared to net income of $6.1 million, or $0.29 per diluted share, based on 21.2 million weighted shares outstanding in the same period in 2016.

Foreign Currency Impact

Changes in FX had a negative impact on revenue of approximately $1.7 million mainly due to the weakening of the Euro / U.S. Dollar exchange rate. FX had an additional negative impact on operating income in the quarter due to the strengthening of the Israeli Shekel by 5% against the U.S. Dollar compared to the same period in 2016. The overall negative impact of FX on the operating income amounted to approximately $2.0 million in the quarter compared to the same period in 2016.

Net financial income was $1.1 million compared to net financial expense of $0.9 million in the same period in 2016. The financial income was mainly due to gains from hedging transactions.

Balance Sheet

As of March 31, 2017, the Company had cash and bank deposits of $94.4 million compared to $57.3 million as of December 31, 2016.

Cash flow from operations less all investing activities excluding bank deposits was $29.3 million compared to $4.6 million in the same period in 2016.

Working capital decreased 10.1% or $12.7 million, to $112.1 million, compared to $124.8 million at December 31, 2016. Inventories increased by 5.7% to $93.0 million compared to $88.0 million at December 31, 2016.

2